FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

July 8, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on July 8, 2004 via CCN Matthews.

Item Four - Summary of Material Change

NovaGold Resources Inc. (AMEX,TSX: NG) is pleased to announce that the business combination of SpectrumGold and NovaGold by way of plan of arrangement was approved by the shareholders of SpectrumGold at the SpectrumGold Special General Meeting held on July 8, 2004.

Item Five - Full Description of Material Change

NovaGold Resources Inc. (AMEX,TSX: NG) is pleased to announce that the business combination of SpectrumGold and NovaGold by way of plan of arrangement was approved by the shareholders of SpectrumGold at the SpectrumGold Special General Meeting held on July 8, 2004.

The resolution to approve the plan of arrangement was approved by 99.99% of the votes cast by all shareholders and 99.92% of the votes cast by the shareholders excluding NovaGold and other insiders. SpectrumGold will make application on Monday July 12, 2004 to the Supreme Court of British Columbia for a final order approving the plan of arrangement. Closing is anticipated to occur between Thursday July 15, 2004 and Monday August 16, 2004.

Under the plan of arrangement NovaGold will acquire all of the approximately 45% of the common shares of SpectrumGold not currently held by NovaGold in an exchange of shares at a ratio of 1 share of NovaGold for each 1.35 shares of SpectrumGold.

With the conclusion of this transaction NovaGold will have 62.8 million shares outstanding and three of the largest undeveloped resources in North America: the multi-million ounce Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler Project in partnership with Rio Tinto.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 13th day of July, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Corporate Secretary, Senior Vice President and CFO.

Joint News Release

SpectrumGold Shareholders Overwhelmingly Approve NovaGold Offer

8th July 2004 – Vancouver

SpectrumGold Inc.(TSX:SGX) and NovaGold Resources Inc. (AMEX,TSX: NG) are pleased to announce that the business combination of SpectrumGold and NovaGold by way of plan of arrangement was approved by the shareholders of SpectrumGold at the SpectrumGold Special General Meeting held today.

The resolution to approve the plan of arrangement was approved by 99.99% of the votes cast by all shareholders and 99.92% of the votes cast by the shareholders excluding NovaGold and other insiders. SpectrumGold will make application on Monday July 12, 2004 to the Supreme Court of British Columbia for a final order approving the plan of arrangement. Closing is anticipated to occur between Thursday July 15, 2004 and Monday August 16, 2004.

Under the plan of arrangement NovaGold will acquire all of the approximately 45% of the common shares of SpectrumGold not currently held by NovaGold in an exchange of shares at a ratio of 1 share of NovaGold for each 1.35 shares of SpectrumGold.

With the conclusion of this transaction NovaGold will have 62.8 million shares outstanding and three of the largest undeveloped resources in North America: the multi-million ounce Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler Project in partnership with Rio Tinto.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce gold projects toward production in Alaska and Western Canada; including three of the largest undeveloped deposits in North America. NovaGold is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:
Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.